UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 22, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Empire Resorts, Inc.

File No. 1-12522 - CF#33564

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Empire Resorts, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 10, 2016, as amended on August 15, 2016.

Based on representations by Empire Resorts, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through March 1, 2019
Exhibit 10.13	through March 10, 2026
Exhibit 10.16	through March 10, 2026
Exhibit 10.17	through March 10, 2026
Exhibit 10.18	through March 10, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary